

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Mary Kay Henry
International President
Service Employees International Union
1800 Massachusetts Avenue NW
Washington, DC 20036

> **Re: Service Employees International Union**
> **Starbucks Corporation**
> **PREC14A filed January 12, 2024 by Service Employees International Union et. al**
> **File No. 000-20322**

Dear Mary Kay Henry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed January 12, 2024

General

1. Revise to identify by name the Company nominees opposed and unopposed by the Participants. In addition, in the proxy statement, explain why the Participants oppose the specific three Company nominees identified.

Potential Negative Impacts of the Company's Current Human Capital Management Strategy on Shareholder Value and Future Growth, page 5

2. Please provide support for your statement that "none of the new Board members appear to have any notable labor law or human capital management experience."

What are "broker non-votes" and what effect do they have on the Proposals?, page 15

3.   Disclosure in this paragraph states that "[i]t is our understanding that under the rules governing brokers' discretionary authority, because both the Participants and the Company are using universal proxy cards, brokers holding shares in your account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether 'routine' or not."  Please revise to conform to the language contained in the immediately preceding paragraph, which, consistent with with disclosure on page 17 of the Company's preliminary proxy statement, notes that "[w]ith respect to Proposal 3 only, according to the Company's Proxy Statement, broker non-votes will not be considered votes cast on Proposal 3 and will have no effect on the outcome of this proposal if your broker provides you with proxy materials from us. In the event you do not receive such materials, we believe your brokerage firm may vote in its discretion with respect to Proposal 3 on your behalf if you have not furnished voting instructions by the date of the Annual Meeting, in which case such broker non-votes would affect the outcome of this Proposal 3."

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions